Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-163632
Pricing Supplement dated February 24, 2010
to the Product Prospectus Supplement PPN-FX-1 dated January 25, 2010, the Prospectus Supplement dated January 11, 2010 and
the Prospectus dated January 11, 2010

$3,245,000

Royal Bank of Canada
Principal Protected Currency Linked Notes
Linked to the Bullish Performance of a Basket of Developed Nations’
Currencies “BACN” vs. the U.S. Dollar,
due February 28, 2014

Royal Bank of Canada is offering the principal protected notes (the “notes”) linked to the performance of the Reference Asset described below.  The prospectus dated January 11, 2010, the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated January 25, 2010 describe terms that will apply generally to the notes, including any notes you purchase.  Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement.  In the event of any conflict, this pricing supplement will control.  The notes vary from the terms of the notes described in the product prospectus supplement in several important ways.  You should read this pricing supplement carefully.

Issuer:	Royal Bank of Canada (“Royal Bank”).

Issue:	Senior Global Medium-Term Notes, Series D

Underwriter:	RBC Capital Markets Corporation

Reference Asset:
An equally weighted basket (the “Basket”) representing a long position in the Brazilian real, the Australian dollar, the Canadian dollar and the Norwegian krone (each, a “Basket Currency”, and together, the “Basket Currencies”) relative to the U.S. dollar.  The Basket Currencies will be weighted in accordance with the Component Weights specified below.

Basket Currency	Component Weight	Initial Reference Rate

Brazilian real/BRL	25%	1.8195

Australian dollar/AUD	25%	0.8926

Canadian dollar/CAD	25%	1.0536

Norwegian krone/NOK	25%	5.9162

Specified Currency of the Notes:	U.S. Dollars

Minimum Investment:	$1,000

Denominations:	$1,000 and integral multiples of $1,000.

Pricing Date:	February 24, 2010

Issue Date:	February 26, 2010

CUSIP:	78008HVY3

Interest Payable:	None

Payment at Maturity (if held to maturity):
The Payment at Maturity will be calculated as follows:

1.           If the Basket Performance is greater than 0%, then you will receive an amount equal to:

Principal Amount + [(Principal Amount × Basket Performance)] × Participation Rate

2.           If the Basket Performance is less than or equal to 0%, then you will receive an amount equal the principal amount of your notes.

Basket Performance:
The Basket Performance is equal to the sum of the weighted returns of the Basket Currencies.  The Basket Performance, expressed as a percentage and rounded to four decimal places, will be calculated using the following formula:

With respect to the notes:

BRLI, AUDI, CADI and NOKI are the Initial Reference Rates for the Basket Currencies.  The Initial Reference Rate for a Basket Currency is the Reference Rate of that Basket Currency on the Pricing Date.

BRLF, AUDF, CADF and NOKF are the Final Reference Rates for the Basket Currencies.  The Final Reference Rate for a Basket Currency will be the Reference Rate of that Basket Currency on the Valuation Date.

Reference Rates:
The Reference Rate for each Basket Currency is expressed as the number of units of the applicable Basket Currency for which one U.S. dollar can be exchanged.  For each Basket Currency, the Reference Rate will be determined by reference to the exchange rate for spot settlement for that Basket Currency as follows:

•              BRL is the BRL/USD Rate observed as the PTAX fix for the relevant date published the following business day on Reuters Page BRFR, and expressed as the number of Brazilian reais that may be purchased for one U.S. dollar.

•              AUD is the AUD/USD exchange rate in the global spot foreign exchange market, expressed as the number of Australian dollars that may be purchased for one U.S. dollar, calculated by the Calculation Agent by dividing the number 1.00 by the AUD/USD Rate as observed on Reuters page WMRSPOT12, or any successor page, published at approximately 16:00 hours, London time.

•              CAD is the CAD/USD Rate as observed through trades through the Electronic Booking System, Reuters Dealing 3000 and various voice brokers at approximately 10:00 a.m., New York City time, and expressed as the number of Canadian dollars that may be purchased for one U.S. dollar.

•              NOK is the NOK/USD Rate as observed on Reuters Page WMRSPOT06, or any successor page, published at approximately 16:00 hours, London time, and expressed as the number of Norwegian krone that may be purchased for one U.S. dollar.

If a Reference Rate is not so quoted on the applicable page indicated above, the Reference Rate will be determined as described in “General Terms of the Notes—Unavailability of the Value or Level of the Reference Asset on a Valuation Date” in the product prospectus supplement dated January 25, 2010.

Participation Rate:	100%

Valuation Date:	February 26, 2014, subject to extension for market disruptions, as described in “—Payment at Maturity” in the product prospectus supplement dated January 25, 2010.

Maturity Date:	February 28, 2014, subject to extension for market disruptions, as described in “—Payment at Maturity” in the product prospectus supplement dated January 25, 2010.

Term:	Approximately four (4) years

Principal at Risk:	Subject to our credit risk, the notes are 100% principal protected on the maturity date.

Calculation Agent:	RBC Capital Markets Corporation (“RBCCM”)

U.S. Tax Treatment:
The notes will be treated as debt instruments subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes.  Accordingly, you will be required to accrue interest income based on the comparable yield and projected payment schedule for the notes.  You may call RBC Capital Markets Corporation toll free at (866) 609-6009 to obtain this information.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 25, 2010 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the notes.

Secondary Market:
RBC Capital Markets Corporation (or one of our other affiliates), though not obligated to do so, plans to maintain a secondary market in the notes after the Issue Date.  The amount that you may receive upon sale of your notes prior to maturity may be less than the principal amount of your notes.

Listing:	The notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 11, 2010).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on page P-3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated January 11, 2010, as modified by this pricing supplement.

Investing in the notes involves a number of risks.  See “Additional Risk Factors” on page P-6 of this pricing supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-3 of the product prospectus supplement dated January 25, 2009 and “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 11, 2010.

None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of the notes or determined that this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

The notes are not offered or sold and will not be offered or sold in Hong Kong, other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted top do so under the securities laws of Hong Kong) will be issued other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

	Per Note	Total
Price to public	100.00%	$3,245,000.00
Underwriting discounts and commission	2.25%	$73,012.50
Proceeds to Royal Bank of Canada	97.75%	$3,171,987.50

The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes.  As a result, you may experience an immediate and substantial decline in the market value of your notes on the Issue Date.

RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank, received a commission of $22.50 per $1,000 in principal amount of the notes and a portion of that commission was used to allow selling concessions to other dealers of $22.50 per $1,000 in principal amount of the notes.  The price of the notes also included a profit of $20.00 per $1,000 in principal amount earned by Royal Bank in hedging its exposure under the notes.  The total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank, was $42.50 per $1,000 in principal amount of the notes.

We may use this pricing supplement in the initial sale of the notes.  In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

ADDITIONAL DOCUMENTS RELATING TO THE NOTES

You should read this pricing supplement together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated January 25, 2010, relating to our Senior Global Medium-Term Notes, Series D, of which the notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Additional Risk Factors” on page p-6 of this pricing supplement, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 25, 2010 and “Risk Factors” in the prospectus supplement dated January 11, 2010, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.  You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

Product Prospectus Supplement PPN-FX-1 dated January 25, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000229/f125100424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company”, “we”, “us”, or “our” refers to Royal Bank of Canada.

ADDITIONAL RISK FACTORS

Your investment in the notes entails significant risks.  Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below and in the product prospectus supplement dated January 25, 2010, with your advisors in light of your particular circumstances.  The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

 The Notes Are Intended to Be Held to Maturity.

Your principal is only protected if you hold your notes until maturity.  If you sell your notes in the secondary market prior to maturity, you will not receive any principal protection on the portion of your notes sold and may incur a loss.  Therefore, you should be willing to hold your notes to maturity.

 Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes.

The notes are Royal Bank’s senior unsecured debt securities.  As a result, your receipt of the amount due on the maturity date, including any principal protection, is dependent upon Royal Bank’s ability to repay its obligations at that time.  This will be the case even if the values of the Basket Currencies relative to the U.S. dollar increase after the Pricing Date.  No assurance can be given as to what our financial condition will be at the maturity of the notes.

 The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity.

There will be no periodic interest payments on the notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on your notes, which could be zero, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank with the same maturity date or if you invested directly in the Basket Currencies.  Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

HYPOTHETICAL RETURNS

The examples set forth below are included for illustration purposes only.  The hypothetical Basket Performances used to illustrate the calculation of the Payment at Maturity are neither estimates nor forecasts of the References Rates of the Basket Currencies on the Valuation Date or on any trading day prior to the Maturity Date.  Each example assumes that a holder has purchased notes with an aggregate principal amount of $1,000 and that no market disruption event occurs on the Valuation Date.

Example 1 -	Calculation of the Payment at Maturity where the Basket Performance is less than or equal to 0%.

	Basket Performance:	-25%

	Payment at Maturity	$1,000; If the Basket Performance is less than or equal to 0%, the Payment at Maturity will equal the principal amount of the notes.

	On a $1,000 investment, a -25% Basket Performance results in a Payment at Maturity of $1,000, a 0% return on the notes.

Example 2 -	Calculation of the Payment at Maturity where the Basket Performance is greater than 0%.

	Basket Performance:	0.70%

	Payment at Maturity	$1,000 + ($1,000 x 0.70%) x 100% = $1,000 + $7.00 = $1,007

	On a $1,000 investment, a 0.70% Basket Performance results in a Payment at Maturity of $1,007, a 0.70% return on the notes.

Example 3 -	Calculation of the Payment at Maturity where the Basket Performance is greater than 0%.

	Basket Performance:	20%

	Payment at Maturity	$1,000 + ($1,000 x 20%) x 100% = $1,000 + $200 = $1,200

	On a $1,000 investment, a 20% Basket Performance results in a Payment at Maturity of $1,200, a 20.00% return on the notes.

HISTORICAL INFORMATION

The graphs below set forth information relating to the historical performance of the Basket Currencies from January 1, 2000 to January 31, 2010.  In addition, below each graph is a table setting forth the intra-day high, intra-day low and period-end closing rates of the Basket Currencies.  The information provided in the tables are for the four calendar quarters of 2006, 2007, 2008 and 2009 as well as the period from January 1, 2010 through January 31, 2010.

We obtained the information regarding the historical performance of the Basket Currencies in the tables and charts below from Bloomberg L.P. (“Bloomberg”) and Factset Research Systems Inc. (“Factset”).  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg or Factset.  The historical performance of the Basket Currencies should not be taken as an indication of their future performance, and no assurance can be given as to the rates of the Basket Currencies on the Valuation Date.  On the Pricing Date, the Reference Rate of the Brazilian real was 1.8195, the Reference Rate of the Australian dollar was 0.8926, the Reference Rate of the Canadian dollar was 1.0536 and the Reference Rate of the Norwegian krone was 5.9162.

Period- Start Date	Period-End Date	High Intra-Day Rate of the Basket Currency	Low Intra-Day Rate of the Basket Currency	Period-End Closing Rate of the Basket Currency

1/1/2006	3/31/2006	2.354	2.098	2.164
4/1/2006	6/30/2006	2.4035	2.051	2.165
7/1/2006	9/29/2006	2.236	2.122	2.169
9/30/2006	12/29/2006	2.197	2.1268	2.1364

1/1/2007	3/30/2007	2.164	2.0313	2.0594
3/31/2007	6/29/2007	2.0563	1.8957	1.929
6/30/2007	9/28/2007	2.1387	1.8287	1.8336
9/29/2007	12/31/2007	1.87	1.7269	1.78

1/1/2008	3/31/2008	1.8392	1.6593	1.7519
4/1/2008	6/30/2008	1.757	1.5879	1.6037
7/1/2008	9/30/2008	2.0015	1.5545	1.9047
10/1/2008	12/31/2008	2.6202	1.896	2.3145

1/1/2009	3/31/2009	2.4502	2.1592	2.3228
4/1/2009	6/30/2009	2.3163	1.9093	1.9519
7/1/2009	9/30/2009	2.0278	1.7638	1.767
10/1/2009	12/31/2009	1.8067	1.6968	1.7445

1/1/2010	1/31/2010	1.897	1.7155	1.895

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Period- Start Date	Period-End Date	High Intra-Day Rate of the Basket Currency	Low Intra-Day Rate of the Basket Currency	Period-End Closing Rate of the Basket Currency

1/1/2006	3/31/2006	0.7589	0.7016	0.7165
4/1/2006	6/30/2006	0.7794	0.7117	0.7421
7/1/2006	9/29/2006	0.7721	0.7401	0.7461
9/30/2006	12/29/2006	0.793	0.7416	0.7885

1/1/2007	3/30/2007	0.8127	0.7682	0.8086
3/31/2007	6/29/2007	0.8522	0.8065	0.8494
6/30/2007	9/28/2007	0.8887	0.7675	0.8879
9/29/2007	12/31/2007	0.9401	0.8554	0.8751

1/1/2008	3/31/2008	0.9498	0.8513	0.9131
4/1/2008	6/30/2008	0.9668	0.9032	0.9586
7/1/2008	9/30/2008	0.985	0.7802	0.7924
10/1/2008	12/31/2008	0.8021	0.6009	0.7027

1/1/2009	3/31/2009	0.7268	0.6249	0.6913
4/1/2009	6/30/2009	0.8264	0.6857	0.8064
7/1/2009	9/30/2009	0.8847	0.7704	0.8828
10/1/2009	12/31/2009	0.9406	0.857	0.8977

1/1/2010	1/31/2010	0.9328	0.8834	0.8838

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Period- Start Date	Period-End Date	High Intra-Day Rate of the Basket Currency	Low Intra-Day Rate of the Basket Currency	Period-End Closing Rate of the Basket Currency

1/1/2006	3/31/2006	1.1798	1.13	1.1686
4/1/2006	6/30/2006	1.1772	1.0931	1.117
7/1/2006	9/29/2006	1.1459	1.1031	1.118
9/30/2006	12/29/2006	1.1669	1.1147	1.1658

1/1/2007	3/30/2007	1.1877	1.1501	1.154
3/31/2007	6/29/2007	1.16	1.0471	1.0654
6/30/2007	9/28/2007	1.0867	0.9914	0.9923
9/29/2007	12/31/2007	1.0249	0.9058	0.9984

1/1/2008	3/31/2008	1.0379	0.9712	1.0253
4/1/2008	6/30/2008	1.0327	0.982	1.0216
7/1/2008	9/30/2008	1.0822	0.9976	1.0644
10/1/2008	12/31/2008	1.3018	1.0547	1.2188

1/1/2009	3/31/2009	1.3064	1.1763	1.2602
4/1/2009	6/30/2009	1.2716	1.0785	1.1624
7/1/2009	9/30/2009	1.1725	1.0592	1.0695
10/1/2009	12/31/2009	1.0959	1.0207	1.0532

1/1/2010	1/31/2010	1.0706	1.0225	1.0704

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Period- Start Date	Period-End Date	High Intra-Day Rate of the Basket Currency	Low Intra-Day Rate of the Basket Currency	Period-End Closing Rate of the Basket Currency

1/1/2006	3/31/2006	6.8626	6.5028	6.5525
4/1/2006	6/30/2006	6.5972	5.981	6.2214
7/1/2006	9/29/2006	6.6224	6.1	6.5329
9/30/2006	12/29/2006	6.7872	6.0783	6.2356

1/1/2007	3/30/2007	6.4989	6.0597	6.0823
3/31/2007	6/29/2007	6.1391	5.8865	5.8944
6/30/2007	9/28/2007	6.0365	5.3839	5.3869
9/29/2007	12/31/2007	5.6154	5.2428	5.4372

1/1/2008	3/31/2008	5.6254	5.0327	5.095
4/1/2008	6/30/2008	5.2603	4.9439	5.0891
7/1/2008	9/30/2008	5.9444	5.0082	5.8628
10/1/2008	12/31/2008	7.3144	5.8372	6.9538

1/1/2009	3/31/2009	7.2969	6.2575	6.737
4/1/2009	6/30/2009	6.8449	6.1183	6.4311
7/1/2009	9/30/2009	6.6062	5.7459	5.7726
10/1/2009	12/31/2009	5.8973	5.5126	5.7935

1/1/2010	1/31/2010	5.9287	5.5976	5.9274

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the notes will be made against payment for the notes on or about February 26, 2010, which is the 2nd business day following the Pricing Date (this settlement cycle being referred to as “T+2”).  See “Supplemental Plan of Distribution” in the prospectus supplement dated January 11, 2010.

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or RBC Capital Markets Corporation.  This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.  The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

Royal Bank of Canada

Principal Protected Currency Linked Notes

Linked to the Bullish Performance of a Basket of Developed Nations’ Currencies “BACN” vs. the U.S. Dollar,

due February 28, 2014

February 24, 2010